Filed by MutualFirst Financial, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MutualFirst Financial, Inc.
Commission File No.: 000-27905
The following communication was provided to employees of MutualFirst Financial Inc., on October 29, 2019

FOR INTERNAL USE ONLY

We’ve developed these talking points and Q&A to help you respond to customer questions about MutualBank’s merger with Northwest Bank.
If you have any questions, please contact Dave Heeter.
*All media inquiries must be directed to Dave Heeter at 765-747-2880 or dave.heeter@bankwithmutual.com.

Key Messages:
•	Northwest Bank will welcome MutualBank, headquartered in Muncie, Indiana as part of the Northwest family. The conversion is expected to take place in the second quarter of 2020.
•
When the transaction closes, all MutualBank accounts, including deposit, loan, investment and wealth management accounts, will transfer to Northwest Bank. The two banks are working together to be sure the transition is as smooth as possible with minimal impact to customers.

•	As part of this transition, MutualBank’s friendly, knowledgeable retail network and business development employees will continue to serve customers as part of the Northwest team.
•
At this time, there’s nothing customers need to do, and there will be no changes to their accounts until the transaction closes in the second quarter of 2020.

Over the next several months, customers will receive information from Northwest, including a comprehensive, easy-to-follow guide that provides details about how this conversion affects accounts and steps they may need to take to ensure a smooth transition.

General Merger Q&A
Which branches are being sold to Northwest?
Please see the attached list of MutualBank Financial Centers.
When will the transition be complete?
The transition is expected to be completed in the second quarter of 2020.
Why is MutualBank being sold to Northwest?
For MutualBank, the decision to merge wasn't easy.  This partnership with Northwest provides the opportunity to place their financial centers, customers and employees in the hands of a passionate, growing community bank that values its employees and provides superior service to its customers.
How was Northwest selected as the partner for MutualBank?
MutualBank considered a broad set of potential strategic alternatives. After an extensive process, Northwest was selected as the preferred partner because of its reputation as a forward-thinking, employee- and customer-centric community bank.  We believe MutualBank employees and customers will embrace Northwest's products, services and culture-- which are remarkably similar to MutualBank’s.
What are Northwest's plans for the Indiana market?
At Northwest, we're committed to serving the families and businesses of through our full line of products and services.  We're excited about this opportunity to expand our network and to serve local customers and communities through both business development and community engagement.
When will the transition be complete?
The transaction is expected to be completed in the second quarter of 2020, and is subject to regulatory approval and satisfaction of other customary closing conditions.
Who is Northwest Bank?
For more than 123 years, Northwest has been a trusted bank in its communities. We have the products and services to compete with any bank and experts who are passionate about pinpointing opportunities and solutions. Proud to be a community bank, Northwest is a local place for saving and borrowing, investing and insuring and lives up to the promise to provide you everything you need to make good financial decisions as you travel down life’s path.

Headquartered in Warren, Pennsylvania, Northwest Bancshares, Inc. is the holding company of Northwest Bank. Founded in 1896, Northwest Bank is a full-service financial institution offering a complete line of business and personal banking products, employee benefits and investment management, as well as personal and business insurance services. Northwest operates 172 full-service offices and ten free-standing drive through locations in Pennsylvania, New York and Ohio. Northwest Bancshares, Inc.'s common stock is listed on the NASDAQ Global Select Market as NWBI.
Where can I find more information about Northwest?
You can find more information at www.northwest.com.

MutualBank Customer Q&A
What will happen to my MutualBank account?
There will be no changes to customer accounts until the transaction closes, which is expected to occur in the second quarter of 2020.  Customers of these financial centers will receive written notice well in advance of any changes.  When the transaction does close, accounts will be transferred to Northwest. Northwest and MutualBank are working together to make the transition as seamless as possible.
What do I need to do?
Will my account access, automatic deposits or automatic payments change?
Northwest and MutualBank are committed to making this transition as easy as possible.  At this time, there's nothing you need to do.  Your account(s) will stay the same until the transaction closes in the second quarter of 2020.  Before changes take place, you will receive written communication with important information about the conversion and steps you may need to take to ensure a smooth transition.
Will I still work with my favorite MutualBank employee(s)?
Yes.  Customer-facing employees will join the Northwest family. So, while MutualBank financial centers will become Northwest Bank, customers will continue to receive the same great service from the friendly, knowledgeable people they’ve come to know and trust.
Will I receive information from Northwest Bank?
Yes, we will provide clear communication using a variety of channels to be sure MutualBank customers understand how this transition may affect them.  You will receive everything you need to ensure the merger is as smooth as possible with minimal impact or inconvenience, including, but not limited to:
•	An initial letter announcing the merger.
•
An easy-to-understand conversion booklet outlining the terms and conditions of your Northwest Bank account(s) and any steps you need to take to ensure a smooth transition.  This booklet will also be available on Northwest's website, www.northwest.com.

•	Depending on the products and services you have, you may receive additional communications by mail, email or telephone.

Customer questions can be directed to:

Northwest Bank
1-877-672-5678
info@northwest.com
Customer service representatives are available weekdays from 8 a.m. to 8 p.m. and Saturdays from 9 a.m. to 1 p.m.

MutualBank
1-800-382-8031
or, contact your local MutualBank financial center
Customer service representatives are available weekdays from 8 a.m. to 6 p.m. and Saturdays from 9 a.m. to 12 p.m.
Forward-Looking Statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Northwest's and MutualFirst’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may," or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in Northwest Bancshares' and MutualFirst's reports filed with the U.S. Securities and Exchange Commission (the "SEC") and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by MutualFirst shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating MutualFirst business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Northwest Bancshares products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.
Important Additional Information and Where to Find It
In connection with the proposed merger, Northwest will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of MutualFirst and a Prospectus of Northwest Bancshares, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF MUTUALFIRST FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND

THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Northwest and MutualFirst, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Northwest Bancshares at www.northwest.com under the heading "Investor Relations" and then under "SEC Filings" or from MutualFirst by accessing MututalFirst's website at www.bankwithmutual.com under the heading "Investor Relations" and then under "SEC Filings." Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Northwest Bancshares, Inc., 100 Liberty Street, Warren, Pennsylvania 16365, Attention: Investor Relations, Telephone: (814) 726-2140 or to MutualFirst, Inc., 110 E. Charles Street, Muncie, Indiana 47305, Attention: Investor Relations, Telephone: (765) 747-2800.
MutualFirst and Northwest and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MutualFirst in connection with the proposed merger. Information about the directors and executive officers of MutualFirst and their ownership of MutualFirst common stock is set forth in the proxy statement for MutualFirst's 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 22, 2019. Information about the directors and executive officers of Northwest Bancshares is set forth in the proxy statement for Northwest Bancshares’ 2019 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 7, 2019.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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